UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trina Solar Limited
(Name of Issuer)
Ordinary Shares/ American Depositary Shares
(Title of Class of Securities)
G90565 10 5 (Ordinary Shares)/ 89628E 10 4 (American Depositary Shares)
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G90565 10 5/89628E 10 4

1	NAMES OF REPORTING PERSONS South Great Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	N/A

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G90565 10 5/89628E 10 4

1	NAMES OF REPORTING PERSONS Jianwei Shi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	N/A

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G90565 10 5/89628E 10 4

1	NAMES OF REPORTING PERSONS Juanhua Shi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	N/A

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G90565 10 5/89628E 10 4

1	NAMES OF REPORTING PERSONS Diamond Family Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	N/A

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:
Trina Solar Limited (the “Trina Solar”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
South Great Investment Limited
Mr. Jianwei Shi
Ms. Juanhua Shi
Diamond Family Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of South Great Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
The business address of Mr. Jianwei Shi is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.
The business address of Ms. Juanhua Shi is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.
The business address of Diamond Family Limited is c/o Merrill Lynch Bank and Trust Company (Cayman) Limited, PO Box 1164GT, 4th Floor Harbour Centre, North Church Street, Grand Cayman KY1-1104, Cayman Islands.

ITEM 2(c).	CITIZENSHIP:
The place of organization of South Great Investment Limited is British Virgin Islands. Mr. Jianwei Shi is a citizen of the People’s Republic of China. Ms. Juanhua Shi is a citizen of the People’s Republic of China. The place of organization of Diamond Family Limited is Cayman Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares, $0.00001 par value
American Depositary Shares (“ADSs”), each representing 50 ordinary shares

ITEM 2(e).	CUSIP NUMBER:
Ordinary Shares: G90565 10 5
American Depositary Shares: 89628E 10 4

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

			Sole power	Shared power	Sole power to	Shared power to
	Amount		to vote or	to vote or to	dispose or to	dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
South Great Investment Limited	—	—	—	—	—	—
Mr. Jianwei Shi	—	—	—	—	—	—
Ms. Juanhua Shi	—	—	—	—	—	—
Diamond Family Limited	—	—	—	—	—	—
As of December 31, 2009, South Great Investment Limited, Mr. Jianwei Shi, Ms. Juanhua Shi and Diamond Family did not hold any shares in Trina Solar.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
☑

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
See Item 2 for the information of Mr. Jianwei Shi and Ms. Juanhua Shi.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

South Great Investment Limited	By:	/s/Jianwei Shi
		Name:	Jianwei Shi
		Title:	Director

Jianwei Shi	/s/Jianwei Shi
Jianwei Shi

Juanhua Shi	/s/Juanhua Shi
Juanhua Shi

Diamond Family Limited	By:	/s/ Tommy Low and Mark Wong
		Name:	Tommy Low and Mark Wong
		Title:	Authorized Signatories for and on behalf of Fiduciary Services Limited as sole director of Diamond Family Limited

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement